TRANSAMERICA FUNDS

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT is made as of July 1, 2011, to the Investment Advisory Agreement dated January 2, 2007, as amended (the “Agreement”), between Transamerica Funds and Transamerica Asset Management, Inc.

In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUND	INVESTMENT ADVISER COMPENSATION*
Transamerica Loomis Sayles Bond	0.675% of the first $200 million 0.625% over $200 million up to $750 million 0.575% in excess of $750 million

Transamerica JPMorgan Long/Short Strategy	1.30%

Transamerica Goldman Sachs Commodity Strategy	0.61% of the first $200 million 0.59% over $200 million up to $1 billion 0.56% in excess of $1 billion

Transamerica First Quadrant Global Macro	1.25% of the first $300 million 1.20% in excess of $300 million

*	As a percentage of average daily net assets on an annual basis.

In all other respects, the Agreement dated as of January 2, 2007, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of July 1, 2011.

TRANSAMERICA FUNDS

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Vice President and Chief Investment Officer

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher
Name:	Dennis P. Gallagher
Title:	Senior Vice President, General Counsel, Secretary and Operations